UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 GARY E. SHUGRUE
                                    PRESIDENT
                         ASCENDANT CAPITAL PARTNERS, LLC
                          1235 WESTLAKES DR., SUITE 130
                                BERWYN, PA 19312
                                 (610) 993-9999
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    COPY TO:
                              TODD CIPPERMAN, ESQ.
                               CIPPERMAN & COMPANY
                          1905 GENERAL ALEXANDER DRIVE
                                MALVERN, PA 19355

                            CALCULATION OF FILING FEE
                            -------------------------

Transaction Valuation: $ 4,409,088.50 (a) Amount of Filing Fee: $ 881.82 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding units of beneficial interest is based on the total net asset value of the Issuer's outstanding units of beneficial interest as of November 30, 2005.

(b) Calculated at $200.00 per $1,000,000 of the Transaction Valuation.


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

      |x| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:           407.52
                             ---------------------------------------------------

      Form or Registration No.:         SCHEDULE TO
                               -------------------------------------------------

      Filing Party:     ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                   -------------------------------------------------------------

      Date Filed:       JANUARY 6, 2006
                 ---------------------------------------------------------------

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the "Issuer"), to purchase up to twenty-five percent (25%) of its shares of beneficial interest ("Interests") as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on January 31, 2006, unless extended (the "Expiration Date"). The Issuer is offering to purchase Interests, without interest, net to the participating shareholders ("Investors") in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated January 6, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

      This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.


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

ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements are included in the Issuer's annual report dated December 31, 2004, which was filed on EDGAR on Form N-CSR on March 11, 2005, and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)         Form of Offer to Purchase

(a)(1)(ii)        Form of Letter of Transmittal

(a)(1)(iii) Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(v)         Form of Letter to Financial Intermediaries

(a)(1)(vi)        Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3. Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2006                ACP Strategic Opportunities Fund II, LLC

                                By: /s/ Gary E. Shugrue
                                    -------------------

                                Name: Gary E. Shugrue
                                President


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

                                TABLE OF CONTENTS

I.    SUMMARY TERM SHEET
II.   REPURCHASE OFFER TERMS
      1.    THE REPURCHASE OFFER
      2.    EXPIRATION DATE
      3.    NET ASSET VALUE DETERMINATION DATE
      4.    NET ASSET VALUE
      5.    PAYMENT FOR REPURCHASED INTERESTS
      6.    INCREASE IN AMOUNT OF INTERESTS REPURCHASED; PRO RATA REPURCHASES
      7.    WITHDRAWAL RIGHTS
      8.    SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER
      9.    CERTAIN INFORMATION ABOUT THE FUND
      10.   TAX CONSEQUENCES
      11.   REPURCHASE FEES
      12.   PROPER FORM OF REPURCHASE REQUEST DOCUMENTS
            A. PROPER PRESENTATION OF INTERESTS FOR REDEMPTION
            B. SIGNATURE GUARANTEES AND METHOD OF DELIVERY
            C. DETERMINATION OF VALIDITY
      13.   RECOMMENDATIONS
      14.   SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE REPURCHASE OFFER
      15.   CERTAIN LEGAL MATTERS
      16. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING INTERESTS


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

--------------------------------------------------------------------------------
                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               SUMMARY TERM SHEET

--------------------------------------------------------------------------------

                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                           OFFER TO PURCHASE FOR CASH
   UP TO 25% OF THE ACP STRATEGIC OPPORTUNITIES FUND'S ISSUED AND OUTSTANDING
               INTERESTS OF BENEFICIAL INTEREST AT NET ASSET VALUE

                               SUMMARY TERM SHEET

ACP Strategic Opportunities Fund II, LLC (the "Fund") is offering to repurchase up to twenty-five percent (25%) of the outstanding shares of beneficial interest ("Interests") of ACP Strategic Opportunities Fund II, LLC (the "Fund") pursuant to tenders by its investors ("Investors") of Interests issued and outstanding as of January 31, 2006 (the "Expiration Date") . The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Interests as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). You will be receiving with this Summary Term Sheet, the Offer to Purchase dated January 6, 2006 and the Letter of Transmittal, which, as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer"). Investors are subject to a minimum one-year "lock-up" period during which time the Investor is not able to participate in any repurchase offer by the Fund. Consequently, Investors will not be able to participate in the Repurchase Offer if their Interests are subject to the "lock-up" time period.

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Interests in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer. Please read and carefully review the Offer to Purchase dated January 6, 2006 and related documents prior to making a decision regarding the Repurchase Offer. You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern Time on the Expiration Date.

All tenders of Interests for repurchase must be received in proper form by the Fund's transfer agent, PFPC Trust Company (the "Transfer Agent") by the Expiration Date.

WHAT IS THE REPURCHASE OFFER?

The Repurchase Offer is an opportunity to redeem your Interests at net asset value in exchange for cash.

The main components of the Repurchase Offer include:

a) the repurchase of Interests at net asset value as determined on the Net Asset Value Determination Date; and

b) payment of the Repurchase Price for every Interest tendered and accepted, in cash, without interest in exchange for the repurchase by the Fund of your Interests.

The Fund will repurchase tendered Interests on a pro rata basis in the event that Investors tender more than 25% of the Fund's Interests or the Fund cannot efficiently liquidate underlying positions in order to repurchase Interests for cash.

IS THIS REPURCHASE OFFER THE ONLY WAY I CAN SELL MY INTERESTS?

No. You will be able to sell your Interests in future repurchase offers, as described in the Fund's Confidential Private Placement Memorandum, Statement of Additional Information and the Limited Liability Company Operating Agreement dated as of January 28, 2002 (the "Operating Agreement").

WHAT ACTION MUST I TAKE IF I DECIDE NOT TO SUBMIT MY INTERESTS FOR REPURCHASE IN THE REPURCHASE OFFER?

None.

WHAT IS THE PURCHASE PRICE FOR INTERESTS IN THE REPURCHASE OFFER AND HOW IS IT CALCULATED?

The Repurchase Price is an amount equal to the net asset value of an Investor's Interests properly tendered and accepted by the Fund as of the Net Asset Value Determination Date. An Investor may expect to receive the Repurchase Price for every Interest tendered and accepted, in cash.

The initial calculation of the Fund's net asset value on the Net Asset Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement. The Fund will adjust the number of Interests repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Interests are repurchased by the Fund.

Investors can obtain the current net asset value per Interest during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of an Investor's Interests on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Determination Date.

HOW DO I SUBMIT INTERESTS FOR REDEMPTION IF I WANT TO PARTICIPATE IN THE REPURCHASE OFFER?

You should review the Offer to Purchase before making your decision to submit Interests for redemption. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal. These materials must be received by the Transfer Agent, in proper form, by the Expiration Date.

Participating Investors should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate. The Fund is under no obligation to notify Investors of any errors or incomplete information in their submission. Tenders of Interests will not be deemed to have been made until all defects or irregularities have been cured or waived.

WHY IS THE FUND MAKING THE REPURCHASE OFFER?

The Fund is making the Repurchase Offer to provide Investors with a source of liquidity for their Interests, as Interests of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. Investors can offer all or a portion of their Interests for repurchase only during one of the Fund's repurchase offers.

DOES MANAGEMENT ENCOURAGE INVESTORS TO PARTICIPATE IN THE REPURCHASE OFFER, AND WILL MANAGEMENT PARTICIPATE IN THE REPURCHASE OFFER?

None of the Fund, its Board of Directors, its officers, the Transfer Agent or Ascendant Capital Partners, LP, the Fund's investment manager (the "Investment Manager") is making any recommendation to participate or not participate in the Repurchase Offer. The Fund has been advised that no member of the Board of Directors, any officers, or the Investment Manager intends to participate in the Repurchase Offer. ACP Advantage Strategic Opportunities Fund, ACP Adviser Strategic Opportunities Fund, and ACP Institutional Series Fund (together, the "Feeder Funds") may participate in the Repurchase Offer. The Investment Manager also manages each of the Feeder Funds, each of which is a series of ACP Funds Trust.

WHAT SHOULD I CONSIDER IN MAKING A DECISION TO PARTICIPATE IN THE REPURCHASE OFFER?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer. You should also consider that the Fund intends to make future repurchase offers so there would be additional opportunities besides this Repurchase Offer.

The Fund does not charge a special handling or processing fee for repurchases. However, any applicable repurchase fee or transaction fee charged by a broker, commercial bank, trust company, retirement plan trustee or other nominee that holds your Interests (collectively, "Financial Intermediaries"), could reduce the overall proceeds you receive for participation in the Repurchase Offer. You should also consider the tax consequences of participation in the Repurchase Offer, as the receipt of the redemption proceeds generally is a taxable transaction. You are encouraged to consult with your tax advisor regarding the tax implications of participating in the Repurchase Offer. Please refer to
Section 10 of the Repurchase Offer Terms for more information.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Interests may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Determination Date.

The tender of Interests by an Investor will not affect the record ownership of such Investor for purposes of voting or entitlement to any distributions payable by the Fund to the Investor unless and until such Interests are repurchased. You should also note that although the Repurchase Offer expires on January 31, 2006, you remain an Investor in the Fund with respect to your tendered Interests that are accepted for purchase by the Fund through March 31, 2006, when the net asset value of your Interests is calculated.

IF I DECIDE NOT TO PARTICIPATE IN THE REPURCHASE OFFER, HOW WILL THAT AFFECT THE INTERESTS THAT I OWN?

The purchase of Interests pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Interests. Investors that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. If the Fund's aggregate assets are reduced, Investors that do not tender Interests will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Investors from time to time. In order to pay for Interests and portions of Interests purchased pursuant to this Repurchase Offer, the Fund may liquidate portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

WILL I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE REPURCHASE OFFER?

You will not pay fees or commissions to the Fund in order to participate in the Repurchase Offer. However, if your Interests are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Transfer Agent.

MAY I WITHDRAW MY INTERESTS AFTER I HAVE SUBMITTED THEM FOR REPURCHASE AND, IF SO, BY WHEN?

Yes, you may withdraw your Interests at any time prior to 12:00 midnight Eastern Time on January 31, 2006. A notice of withdrawal of Interests submitted in the Repurchase Offer must be timely received by the Transfer Agent and the notice must specify the name of the Investor who submitted the Interests in the Repurchase Offer, the number of Interests being withdrawn and the name of the registered owner, if different from the person who submitted the Interests in the Repurchase Offer. Withdrawn Interests can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit an Investor to rescind such Investor's tender of Interests.

MAY I PLACE CONDITIONS ON MY PARTICIPATION IN THE REPURCHASE OFFER?

No.

IS THERE A LIMIT ON THE NUMBER OF INTERESTS I SUBMIT IN THE REPURCHASE OFFER?

No. However, an Investor who tenders less than 90% of his or her Interests for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. If an Investor tenders an amount that would cause the Investor's account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Investor so that the required minimum balance is maintained. Investors who tender 90% or more of their Interests will be deemed to have liquidated their investment. Please refer to Section 5 of the Repurchase Offer Terms for more information.

IS MY PARTICIPATION IN THE REPURCHASE OFFER A TAXABLE TRANSACTION FOR U.S. FEDERAL INCOME TAX PURPOSES?

Participation in the Repurchase Offer is treated as a distribution from a partnership to a partner for U.S. federal income tax purposes. Please refer to
Section 10 of the Repurchase Offer Terms for more information. Investors should also consult their tax advisor to discuss their individual circumstances.

MAY THE REPURCHASE OFFER BE EXTENDED?

The Expiration Date is at 12:00 midnight Eastern Time on January 31, 2006, unless extended. The Fund may extend the period of time the Repurchase Offer is open. Investors will be notified of any such extension in writing at the Investor's address of record, no later than five business days after the previously scheduled Expiration Date.

IS THE FUND REQUIRED TO COMPLETE THE REPURCHASE OFFER AND REDEEM ALL INTERESTS VALIDLY SUBMITTED IN THE REPURCHASE OFFER UP TO THE MAXIMUM OF THE AMOUNT OF THE REPURCHASE OFFER?

Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to redeem any Interests properly submitted for repurchase, as described in Section 8 of the Repurchase Offer Terms.

IS THERE ANY REASON INTERESTS SUBMITTED IN THE REPURCHASE OFFER WOULD NOT BE ACCEPTED?

Investors are subject to a minimum one-year "lock-up" period during which time the Investor is not able to participate in any repurchase offer by the Fund. Consequently, Investors will not be able to participate in the Repurchase Offer if their Interests are subject to the "lock-up" time period. The Fund will reject all requests to tender Interests that are subject to the lock-up time period.

In addition to those circumstances described in 8 of the Repurchase Offer Terms in which the Fund is not required to accept Interests submitted for repurchase, the Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer it determines by it not to be in appropriate form. The Repurchase Offer is not conditioned upon submission of a minimum number of Interests.

The Fund will repurchase tendered Interests on a pro rata basis in the event that Investors tender more than 25% of the Fund's Interests or the Fund cannot efficiently liquidate underlying positions in order to repurchase Interests for cash.

HOW WILL INTERESTS SUBMITTED IN THE REPURCHASE OFFER BE ACCEPTED FOR REPURCHASE?

The Fund will accept for repurchase Interests properly submitted in the Repurchase Offer. These submitted Interests will thereafter be cancelled by the Transfer Agent.

HOW DO I OBTAIN ADDITIONAL INFORMATION?

Questions and requests for assistance should be directed to the Ascendant Capital Partners, LP at (610) 993-9999 x1000. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should also be directed to the Transfer Agent.

The Letter of Transmittal should be sent to the Transfer Agent at the following addresses:

                               PFPC Trust Company
                                Attn: Herb Bracy
                              103 Bellevue Parkway
                              Wilmington, DE 19809
                                 (302) 791-2595

--------------------------------------------------------------------------------
                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC

--------------------------------------------------------------------------------
                             REPURCHASE OFFER TERMS

--------------------------------------------------------------------------------
                                 JANUARY 6, 2006

--------------------------------------------------------------------------------

1. THE REPURCHASE OFFER. ACP Strategic Opportunities Fund II, LLC (the "Fund") is offering to repurchase up to twenty-five percent (25%) of the Interests of the Fund pursuant to tenders by its investors ("Investors") as of the Expiration Date as of January 31, 2006 (the "Expiration Date"). The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Interests as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). An Investor may expect to receive the Repurchase Price for every Interest tendered and accepted, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated January 6, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer"). Investors are subject to a minimum one-year "lock-up" period during which time the Investor is not able to participate in any repurchase offer by the Fund. Consequently, Investors will not be able to participate in the Repurchase Offer if their Interests are subject to the "lock-up" time period.

The Fund will not pay interest to participating Investors for Interests redeemed, regardless of any delay in payment. Participating Investors will not be obligated to pay any fees in connection with their request to redeem Interests. However, a participating Investor may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the "Financial Intermediary") for participating Interests held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Investors a source of liquidity for their Interests, as Interests are not redeemable daily for cash nor are they traded on a stock exchange. The offer is not conditioned upon the tender for repurchase of any minimum number of Interests, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

As of November 30, 2005, 1,471,786.453 of ACP Strategic Opportunities Fund II, LLC, Limited Liability Company Units were issued and outstanding, and the net asset value of all such issued and outstanding Interests in the Fund was $17,636,354.77. Investors can obtain the current net asset value of their Interests during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 Eastern time, Monday-Friday (except holidays).

The Fund will mail materials for the Repurchase Offer on or about January 6, 2006 to Investors who are record holders as of December 31, 2005.

There is no principal market for the Interests. The high and low net asset value for an Interest for each quarter during the past two years is as follows:

                               -------------------------------------------------
                                         HIGH                      LOW
--------------------------------------------------------------------------------
THIRD QUARTER 2005                      11.9261                  11.7658
--------------------------------------------------------------------------------
SECOND QUARTER 2005                     11.4706                  11.1390
--------------------------------------------------------------------------------
FIRST QUARTER 2005                      11.4011                  11.2615
--------------------------------------------------------------------------------
FOURTH QUARTER 2004                     11.3925                  11.0265
--------------------------------------------------------------------------------
THIRD QUARTER 2004                      10.9651                  10.7691
--------------------------------------------------------------------------------
SECOND QUARTER 2004                     10.8600                  10.7981
--------------------------------------------------------------------------------
FIRST QUARTER 2004                      10.8908                  10.7248
--------------------------------------------------------------------------------
FOURTH QUARTER 2004                     10.6441                  10.3569
--------------------------------------------------------------------------------

2. EXPIRATION DATE. All tenders of Interests for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Fund's transfer agent, PFPC Trust Company (the "Transfer Agent"), on or before 12:00 midnight Eastern Time on January 31, 2006 (the "Expiration Date"). Requests to tender Interests submitted to the Transfer Agent must be sent to the addresses specified in the Letter of Transmittal.

3. NET ASSET VALUE DETERMINATION DATE. The value of the Interests tendered in this Repurchase Offer will likely change between January 31, 2006 (the "Expiration Date") and March 31, 2006 (the "Net Asset Value Determination Date"), when the value of the Interests tendered to the Fund will be determined to calculate the Repurchase Price. The Repurchase Price will be the net asset value of the Interests as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date (the "Repurchase Price").

The initial publication of the Fund's month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement. The Fund will adjust the number of Interests repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Interests are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit an Investor to rescind such Investor's tender of Interests.

INVESTORS ARE ENCOURAGED TO OBTAIN CURRENT QUOTATIONS OF THE FUND'S NET ASSET VALUE PRIOR TO MAKING A DECISION REGARDING THIS OFFER.

4. NET ASSET VALUE. Although Investors must determine whether to tender Interests prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of an Investor's Interest can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. The Fund's net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

5. PAYMENT FOR REPURCHASED INTERESTS. Generally, an Investor will receive an initial payment ("Initial Payment") in an amount equal to at least 95% of the estimated value of the repurchased Interests, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Interest. An Investor that tenders a partial Interest, which is 90% or more of the Investors Interests, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Interests determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) 30 days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Interests, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the "Contingent Payment") is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Interests, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. Investors whose Interests will be liquidated because they tendered 90% or more of their Interests will receive a Contingent Payment.

The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Interests, in compliance with any applicable law.

Promptly after the Expiration Date, Investors whose Interests are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Interests.

Although the Fund will attempt to make payment for Interests promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund's control. The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund's making payment for Interests.

The Fund will have accepted for payment Interests validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Transfer Agent of the Fund's acceptance for payment of such Interests pursuant to the Repurchase Offer.

The Fund will repurchase tendered Interests with cash.

6. INCREASE IN AMOUNT OF INTERESTS REPURCHASED; PRO RATA REPURCHASES. If Investors tender for repurchase more than 25% of outstanding Interests during the offering period, the Fund may (but is not obligated to) increase the outstanding Interests that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date. The Fund may increase the outstanding Interests to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Interests tendered for repurchase exceeds 25% of outstanding Interests, the Fund will repurchase only a pro rata portion of the Interests tendered by each Investor. Additionally the Fund will repurchase tendered Interests on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in order to repurchase tendered Interests for cash. There can be no assurance that the Fund will be able to repurchase all the Interests tendered, even if an Investor's entire position in Interests was tendered. In the event of an oversubscribed Repurchase Offer, Investors may be unable to liquidate all of their Interests at the Repurchase Price. Investors may have to wait until a subsequent repurchase offer to tender the Interests that the Fund was unable to repurchase, and Investors would be subject to the risk of net asset value fluctuations during that time.

In addition, an Investor who tenders for repurchase less than 90% of the Investor's investment in Interests will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. The Fund maintains the right to reduce the amount of Interests tendered for repurchase so that the required minimum balance is maintained. The Fund will promptly notify the Investor if his or her tender of Interests would reduce the Investor's balance to less than $25,000. Investors who tender 90% or more of their Interests will be deemed to have liquidated their investment. Please refer to Section 5 above, for more information.

The Fund may reject all or part of a tender if, among other reasons, the Fund's Investment Manager determines that it would be in the best interests of the Fund to do so.

7. WITHDRAWAL RIGHTS. Interests tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Interests tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Transfer Agent at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Interests to be withdrawn and the names in which the Interests to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. (See Instruction 1 of the Letter of Transmittal.)

Interests may be submitted again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Interests for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit an Investor to rescind such Investor's tender of Interests.

8. SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund's Board of Directors (the "Board of Directors") expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Transfer Agent. Investors will be notified of any such extension in writing at the Investor's address of record, no later than five business days after the previously scheduled Expiration Date. If the Board of Directors makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Securities Exchange Act of 1934, as amended. During any extension, all Interests previously submitted for redemption and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Investor's right to withdraw such Investor's Interests. The Board of Directors may cancel the Repurchase Offer or postpone the acceptance of Interests if:

      (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Interests tendered pursuant to the Repurchase Offer;

      (b) there is, in the judgment of the Board of Directors, any

            (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Fund,

            (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund,

            (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions,

            (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,

            (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund,

            (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Repurchase Offer, or

            (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Repurchase Offer were purchased; or

      (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

9. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Operating Agreement.

ACP Advantage Strategic Opportunities Fund, ACP Adviser Strategic Opportunities Fund, and ACP Institutional Series Fund (together, the "Feeder Funds") may participate in the Repurchase Offer. The Investment Manager also manages each of the Feeder Funds, each of which is a series of ACP Funds Trust.

None of the Fund, the Investment Manager or the Board has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Fund's Board, or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board or to fill any existing vacancy on the Board; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Operating Agreement or other actions that may impede the acquisition of control of the Fund by any person.

10. TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Repurchase Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Repurchase Offer.

In general, an Investor from whom Interests are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interests. An Investor's basis in such Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interests will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Interests is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interests. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire interests are purchased by the Fund. Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Interests in the Fund.

11. REPURCHASE FEES. No fee or commission is payable by you to the Fund in order to participate in the Repurchase Offer. However, if your Interests are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Transfer Agent.

12. PROPER FORM OF REPURCHASE REQUEST DOCUMENTS.

      A. PROPER PRESENTATION OF INTERESTS FOR REDEMPTION

For an Investor to properly submit Interests pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Transfer Agent by the Expiration Date. LETTERS OF TRANSMITTAL SHOULD NOT BE SENT OR DELIVERED TO THE FUND.

The acceptance by the Fund of Interests for repurchase will constitute a binding agreement between the participating Investor and the Fund subject to the conditions and terms of the Repurchase Offer.

      B. SIGNATURE GUARANTEES AND METHOD OF DELIVERY

All signatures must be guaranteed unless ALL of the following conditions apply:

o The Letter of Transmittal is signed by all registered holder(s) of the Interests, AND

o There is no change of registration for the Interests that the Investor will continue to hold, AND

o The payment of the repurchase proceeds is to be sent to the registered owners of the Interests at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Interests submitted for redemption must correspond with the name(s) in which the Interests are registered, without alteration, enlargement or any change whatsoever.

If any of the Interests presented for redemption are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Interests presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted. "Satisfactory" evidence is in the sole discretion of the Fund.

      C. DETERMINATION OF VALIDITY

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Interests determined not to be in the proper form, or to refuse to accept for repurchase any Interests if, in the opinion of counsel to the Fund, paying for such Interests would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Interests, whether in general or with respect to any particular Interests or Investor(s). The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Interests will not be deemed to have been made until all defects or irregularities have been cured or waived.

The Fund, Transfer Agent or Investment Manager or any other person are not obligated to give notice of any defects or irregularities in repurchase requests tendered, and they will not incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Investor. In all cases, sufficient time should be allowed to ensure timely delivery.

13. RECOMMENDATIONS. The Repurchase Offer has been unanimously approved by the Board of Directors. However, neither the Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer. Investors are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Interests for redemption. The Repurchase Offer is intended to provide Investors with a source of liquidity for their Interests, as Interests of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Investor's investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Interests pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Fund has been advised that no member of the Board of Directors, affiliate of the Fund or the Investment Manager will participate in the Repurchase Offer. The Feeder Funds may participate in the Repurchase Offer. The Investment Manager also manages each of the Feeder Funds.

14. SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE REPURCHASE OFFER. The actual cost of the Repurchase Offer cannot be determined at this time because the number of Interests to be repurchased will depend on the number of Interests submitted for redemption and the Repurchase Price will be determined on the Net Asset Determination Date. The total cost to the Fund of repurchasing 25% of its issued and outstanding Interests pursuant to the Repurchase Offer would be approximately based on the net asset value of all Interests in the Fund as of November 30, 2005. However, the total number of Interests issued and outstanding as of the Expiration Date may be higher than the number of Interests issued and outstanding on November 30, 2005. Repurchased Interests will be retired, resulting in a reduction in the Fund's aggregate net asset value. However, the Fund may issue new Interests upon additional subscriptions from current Investors or new subscriptions by new Investors.

The Fund has the resources necessary to make payment for Interests submitted for repurchase in the Repurchase Offer since the Fund will liquidate Fund portfolio securities to meet redemption requests. The Fund does not currently intend to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund's Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement. The Fund will bear the costs and expenses of the Repurchase Offer.

The repurchase of Interests pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Investors and reducing the net assets of the Fund. The reduced net assets of the Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Fund, subject to the Fund's expense limitation, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement. In addition, the net asset value of the Interests may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

15. CERTAIN LEGAL MATTERS. The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor's decision whether to participate in the Purchase Offer.

The Fund's obligations under the Repurchase Offer to accept payment and pay for Interests are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will redemption requests be accepted from or on behalf of) holders of Interests in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund reserves the right to exclude Investors in any jurisdiction in which the Repurchase Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Investors residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

16. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING INTERESTS. As of November 30, 2005, the aggregate number and percentage of Interests (Units) beneficially owned by members of the Board of Directors and the Fund's officers, directors or control persons are set forth in the table below.

---------------------------------------------------------------------------------------------------------
                                NUMBER OF           PERCENTAGE OF
                            INTERESTS (UNITS)         INTERESTS
   NAME AND POSITION       BENEFICIALLY OWNED     BENEFICIALLY OWNED               ADDRESS
---------------------------------------------------------------------------------------------------------
Gary E. Shugrue            17,464.185             1.1866%                1235 Westlakes Drive Suite 130
President & CIO                                                          Berwyn, PA 19312
---------------------------------------------------------------------------------------------------------
Robert Turner              868,969.13             59.04%                 1205 Westlakes Drive, Suite 1
Partner                                                                  Berwyn, PA 19312
---------------------------------------------------------------------------------------------------------
Christopher McHugh         10,002                 0.67%                  1205 Westlakes Drive, Suite 1
Partner                                                                  Berwyn, PA 19312
---------------------------------------------------------------------------------------------------------
Mark Turner                25,000                 1.69%                  1205 Westlakes Drive, Suite 1
Partner                                                                  Berwyn, PA 19312
---------------------------------------------------------------------------------------------------------

During the 60 days prior to the Repurchase Offer, neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's Directors, officers, affiliates or associates effected any transaction in Interests.

Neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Fund. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. The Fund has been advised that no member of the Board of Directors, any officers, or the Investment Manager intends to participate in the Repurchase Offer.

The Feeder Funds may participate in the Repurchase Offer. The Investment Manager also manages each of the Feeder Funds.

Dated: January 6, 2006

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)         Form of Offer to Purchase

(a)(1)(ii)        Form of Letter of Transmittal

(a)(1)(iii) Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(v)         Form of Letter to Financial Intermediaries

(a)(1)(vi)        Form of Instructions from Clients of Financial Intermediaries

EXHIBIT (A)(1)(I)

                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                         1235 WESTLAKES DRIVE, SUITE 130
                                BERWYN, PA 19312
                              (610) 993-9999 X1000

                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                           OFFER TO PURCHASE FOR CASH
   UP TO 25% OF THE ACP STRATEGIC OPPORTUNITIES FUND'S ISSUED AND OUTSTANDING
               INTERESTS OF BENEFICIAL INTEREST AT NET ASSET VALUE

--------------------------------------------------------------------------------

    ALL REQUESTS TO HAVE INTERESTS REPURCHASED MUST BE RECEIVED BY PFPC TRUST
                      COMPANY IN PROPER FORM NO LATER THAN
                12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED

--------------------------------------------------------------------------------

January 6, 2006

Dear Investor:

This notice is to inform you about the Fund's offer to repurchase up to twenty-five percent (25%) of the outstanding shares of beneficial interest ("Interests") of ACP Strategic Opportunities Fund II, LLC (the "Fund") pursuant to tenders by its investors ("Investors"). IF YOU DESIRE TO TENDER ALL OR A PORTION OF YOUR INTERESTS IN THE FUND, YOU MUST DO SO BY 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006, unless extended (the "Expiration Date"), upon the terms and conditions contained in the Offer to Purchase and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the "Repurchase Offer"). (As used in this Repurchase Offer, the term "Interest" or "Interests," as the context requires, refers to the beneficial interests of the Fund.) Investors are subject to a minimum one-year "lock-up" period during which time the Investor is not able to participate in any repurchase offer by the Fund. Consequently, Investors will not be able to participate in the Repurchase Offer if their Interests are subject to the "lock-up" time period.

The Repurchase Offer is intended to provide Investors with a source of liquidity for their Interests, as Interests of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. Investors can offer all or a portion of their Interests for repurchase only during one of the Fund's repurchase offers. IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR INTERESTS AT THIS TIME, YOU DO NOT HAVE TO DO ANYTHING AND CAN DISREGARD THIS NOTICE. We will contact you prior to the next repurchase offer.

The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Interests as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). An Investor may expect to receive the Repurchase Price for every Interest tendered and accepted, in cash, without interest. Investors should realize that the value of the Interests tendered in this Repurchase Offer likely will change between January 31, 2006 and March 31, 2006 (the date when the value of the Interests tendered for repurchase will be determined). Investors tendering their Interests should also note that they will remain Investors in the Fund, with respect to their Interests tendered and accepted for purchase by the Fund, through March 31, 2006. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact the Investment Manager, Ascendant Capital Partners, LP at the number provided below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time)

IF YOU WISH TO SELL ALL OR A PORTION OF YOUR INTERESTS DURING THIS TENDER PERIOD, YOU CAN DO SO IN ONE OF THE FOLLOWING WAYS:

1. If your Interests are held in your own name (please refer to your account statement), you can COMPLETE THE ATTACHED LETTER OF TRANSMITTAL AND RETURN IT TO THE FUND'S TRANSFER AGENT, PFPC TRUST COMPANY, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (12:00 midnight Eastern Time on January 31, 2006, unless extended).

2. If your Interests are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, "Financial Intermediary"), you should contact your Financial Intermediary to tender such Interests. The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Fund's Board of Directors unanimously approved the Repurchase Offer. However, neither the Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer. Investors are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their own financial and tax advisors and make their own decision whether or not to tender Interests for redemption. If you have any questions, contact your financial advisor or you can call Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Sincerely,

ACP Strategic Opportunities Fund II, LLC

EXHIBIT (A)(1)(II)

--------------------------------------------------------------------------------

                              LETTER OF TRANSMITTAL

       TO ACCOMPANY REPURCHASE REQUEST OF INTERESTS OF BENEFICIAL INTEREST
                                       OF
                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    ALL REQUESTS TO HAVE INTERESTS REPURCHASED MUST BE RECEIVED BY PFPC TRUST COMPANY IN PROPER FORM NO LATER THAN 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31,
                 2006, UNLESS THE OFFER TO PURCHASE IS EXTENDED
--------------------------------------------------------------------------------

To: ACP Strategic Opportunities Fund II, LLC

The person(s) signing this Letter of Transmittal ("Signor") elects to participate in the Offer to Purchase and requests the repurchase by ACP Strategic Opportunities Fund II, LLC (the "Fund") of the shares of beneficial interest (the "Interests") of the Fund designated below in exchange for the Repurchase Price (defined below) for the Interests tendered and accepted, in cash. The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Interests as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). This Letter of Transmittal is subject to the terms and conditions described in the Offer to Purchase dated January 6, 2006. Receipt of the Offer to Purchase is acknowledged by the Signor. The Offer to Purchase and this Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer").

The Signor recognizes that there may be expenses associated with participation in the Repurchase Offer. A participating Investor may be charged a fee for assistance in transmitting the required documentation by the Investor's broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, "Financial Intermediary").

Subject to, and effective upon, acceptance for payment of, or payment for, Interests presented for repurchase by the Signor in accordance with the terms and subject to the conditions of the Repurchase Offer (including, if the Repurchase Offer is extended or amended, the terms or conditions of any extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all of the Interests that are being presented for redemption as described in "Interests Tendered for Repurchase" that may be purchased by the Fund pursuant to the Repurchase Offer (and any and all dividends, distributions, other Interests or securities or rights issued or issuable in respect of such Interests on or after the Net Asset Value Determination Date) and the Signor irrevocably constitutes and appoints the Fund's transfer agent, PFPC Trust Company (the "Transfer Agent") as the true and lawful agent and attorney-in-fact of the Signor with respect to such Interests (and any such dividends, distributions, other Interests, or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Interests, subject to the succeeding paragraph, all in accordance with the terms and conditions set forth in the Repurchase Offer.

The Signor hereby represents and warrants that: (a) the Signor has full power and authority to submit, sell, assign and transfer the Interests submitted for repurchase (and any and all dividends, distributions, other Interests or other securities or rights issued or issuable in respect of such Interests on or after the Net Asset Value Determination Date); (b) when and to the extent the Fund accepts the Interests for repurchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances, or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents deemed by the Transfer Agent or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the submitted Interests (and any and all dividends, distributions, other Interests or securities or rights issued or issuable in respect of such Interests on or after the Net Asset Value Determination Date); and (d) the Signor has read and agreed to all of the terms of the Repurchase Offer.

The Signor recognizes that, under certain circumstances set forth in the Offer to Purchase, the Fund may terminate or amend the Repurchase Offer or may not be required to repurchase any of the Interests presented for redemption. The Signor understands that the Transfer Agent will cancel the repurchase request as to any Interests not repurchased by the Fund.

Each Investor must also complete the Instructions Form as a condition of participation in the Repurchase Offer.

The Signor understands that acceptance of Interests by the Fund for repurchase represents a binding agreement between the Signor and the Fund upon the terms and conditions of the Repurchase Offer.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the Signor and all obligations of the Signor under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the Signor.

Except as stated in the Offer to Purchase, the Signor's presentment of Interests for repurchase is irrevocable.

--------------------------------------------------------------------------------

  SIGNOR MUST PROVIDE THE INFORMATION REQUESTED IN THIS LETTER OF TRANSMITTAL. FAILURE TO FURNISH THE INFORMATION REQUESTED REGARDING ACCOUNT INFORMATION WILL
   RESULT IN AN INCOMPLETE REDEMPTION REQUESTS WHICH WILL MEAN THE FUND CANNOT
                       REPURCHASE THE INTERESTS TENDERED.

--------------------------------------------------------------------------------

                    NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

        FORMING PART OF THE TERMS AND CONDITIONS OF THE REPURCHASE OFFER

--------------------------------------------------------------------------------

1. GUARANTEE OF SIGNATURES. No signature guarantee is required on this Letter of Transmittal if: (a) this Letter of Transmittal is signed by the registered holder(s) of Interests presented for redemption; (b) there is no change of registration for the Interests the Investor will continue to hold; and (c) the payment of the repurchase proceeds is to be sent to the registered owners of the Interests at the address shown on the Investor's account statement. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (defined below).

Signatures must be guaranteed by one of the following: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency (each an "Eligible Institution" and together, "Eligible Institutions"). A notary cannot provide a signature guarantee. Please note: if you request your funds to be sent via ACH to a bank account other than one that is already noted on your account, a signature guarantee is required.

2. DELIVERY OF LETTER OF TRANSMITTAL. A properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by this Letter of Transmittal should be mailed or delivered to the Transfer Agent at the appropriate address set forth herein and must be received by the Transfer Agent prior to 12:00 midnight Eastern time on January 31, 2006. Letters of Transmittal should NOT be sent or delivered to the Fund.

Delivery will be deemed made only when actually received by the Transfer Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Investors have the responsibility to cause the Letter of Transmittal and any other documents required by this Letter of Transmittal to be delivered in accordance with the Repurchase Offer.

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE INVESTOR PRESENTING INTERESTS FOR REDEMPTION. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The Letter of Transmittal should be sent to the Transfer Agent at the following addresses:

                               PFPC Trust Company
                                Attn: Herb Bracy
                              103 Bellevue Parkway
                              Wilmington, DE 19809
                                 (302) 791-2595

The Fund will not accept any alternative, conditional or contingent redemption requests.

3. INADEQUATE SPACE. If the space provided to respond to any of the questions below is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the Letter of Transmittal.

4. SIGNATURES ON LETTER OF TRANSMITTAL, AUTHORIZATIONS, AND ENDORSEMENTS. Signature(s) by registered holder(s) on this Letter of Transmittal must correspond EXACTLY with the name(s) in which the Interests are registered.

If any of the Interests presented for redemption are owned of record by two or more joint owners, all owners must sign this Letter of Transmittal. If any of the Interests presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act in such a fiduciary or representative capacity must be submitted.

5. TRANSFER TAXES ON INTERESTS. There are no transfer taxes related to the Repurchase Offer.

6. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Interests presented for redemption will be determined by the Fund, in its sole discretion, and the Fund's determination shall be final and binding. The Fund reserves the absolute right to reject any or all Interests presented for redemption determined not to be in appropriate form or to refuse to accept for payment, repurchase or pay for any Interests if, in the opinion of the Fund's counsel, accepting, repurchasing or paying for the Interests would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer in whole or in part, or any defect in any redemption request, whether generally or with respect to any particular Interest(s) or

Investor(s). The Fund's interpretations of the terms and conditions of the Repurchase Offer (including these instructions) shall be final and binding.

The Fund, Ascendant Capital Partners, LP (the "Investment Manager"), the Transfer Agent, or any other person are not and will not be obligated to give any notice of defects or irregularities in redemption requests, and none of them shall incur any liability for failure to give any such notice, including without limitation, with respect to the Instructions form and necessary tax information.

7. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Investment Manager, by telephoning (610) 993-9999 x1000.

--------------------------------------------------------------------------------

                                    IMPORTANT

THIS LETTER OF TRANSMITTAL BEARING ORIGINAL SIGNATURE(S), PROPERLY COMPLETED AND
  DULY EXECUTED, TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE TRANSFER AGENT NO LATER THAN THE
                                EXPIRATION DATE.

--------------------------------------------------------------------------------

          DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT
                         YOUR INTERESTS FOR REDEMPTION.

I.    ACCEPTANCE OF THE REPURCHASE OFFER

THE REPURCHASE OFFER IS HEREBY ACCEPTED IN ACCORDANCE WITH ITS TERMS.


----------------------------------         ----------------------------------
NAME OF REGISTERED INVESTOR(S)             NAME OF REGISTERED INVESTOR(S)
(Please Type or Print)                     (Please Type or Print)


----------------------------------         ----------------------------------
AUTHORIZED SIGNATURE                       AUTHORIZED SIGNATURE


----------------------------------         ----------------------------------
TAXPAYER IDENTIFICATION OR                 TAXPAYER IDENTIFICATION OR
SOCIAL SECURITY NUMBER                     SOCIAL SECURITY NUMBER


----------------------------------
DATE

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Fund statement or by person(s) authorized to become registered holder(s) by certificates and documents transmitted under this Letter of Transmittal.

If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, please provide the following information (see Instruction 4):

NAME
(Please Type or Print)
                                         -----------------------------------

CAPACITY (FULL TITLE)
(See Instruction 4)
                                         -----------------------------------

ADDRESS
                                         -----------------------------------

                                         -----------------------------------

DAYTIME TELEPHONE NUMBER
                                         -----------------------------------

II.   GUARANTEE OF SIGNATURE(S)
      (See Instruction 1)

AUTHORIZED SIGNATURE
                                         -----------------------------------

NAME
(Please Type or Print)
                                         -----------------------------------

TITLE
                                         -----------------------------------

NAME OF FIRM
                                         -----------------------------------

ADDRESS
                                         -----------------------------------

                                         -----------------------------------

DAYTIME TELEPHONE NUMBER
                                         -----------------------------------

DATED
                                         -----------------------------------

III.  INTERESTS TENDERED FOR REPURCHASE
      (Please fill in ALL applicable information)

      Partial Tender     Please tender __________% of my Interests

      Dollar Amount      Please repurchase enough of my Interests so that I will
                         receive $____________.

      Full Tender        Please tender all of my Interests.

(PLEASE NOTE: You must retain a $25,000 minimum balance if tendering less than 90% of your Interests.)

IV.   PAYMENT AND DELIVERY INSTRUCTIONS

PLEASE CHECK ONE OF THE OPTIONS LISTED BELOW AND PROVIDE ANY INFORMATION CORRESPONDING TO YOUR SELECTION.

NOTE: IF YOU INVEST THROUGH A FINANCIAL INTERMEDIARY, THAT FINANCIAL INTERMEDIARY MAY REQUIRE ALTERNATE PAYMENT AND DELIVERY INSTRUCTIONS, NOTWITHSTANDING YOUR REQUEST BELOW. CONTACT YOUR FINANCIAL INTERMEDIARY FOR MORE INFORMATION.

      MAIL A CHECK TO THE ADDRESS OF RECORD

      A check for the proceeds of repurchased Interests will be issued in the name of the registered Investor(s) and mailed to the address of record on the account.

      MAIL A CHECK TO AN ALTERNATIVE ADDRESS

      If alternative address is requested, please provide instructions here (signature(s) must be "guaranteed." See Instruction 1.).

      ALTERNATIVE MAILING INSTRUCTIONS:  _________________________________
                                         _________________________________
                                         _________________________________

      SEND PROCEEDS VIA AUTOMATED CLEARING HOUSE (ACH) NETWORK TO THE EXISTING BANK INSTRUCTIONS ALREADY ON FILE.

      Proceeds will be sent via ACH to the bank instructions listed below.

      WIRING INSTRUCTIONS:         Bank Name: _______________________________
                                   ABA #: ___________________________________
                                   Account Name: ____________________________
                                   Account # ________________________________
                                   For Further Credit to: ___________________

EXHIBIT (A)(1)(III)

February __, 2006

Dear:

ACP Strategic Opportunities Fund II, LLC (the "Fund") has received and accepted for purchase your tender of all or a portion of your Interests in the Fund.

Because you have tendered and the Fund has purchased all or a portion of your Interests, you have been paid a non-interest bearing, non-transferable note (the "Note") entitling you to receive an Initial Payment in an amount equal to at least 95% of the estimated value of the repurchased Interests, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Interest. An Investor that tenders a partial Interest, which is 90% or more of the Investors Interests, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Interests determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) within 30 days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Interests, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such Investment Funds.

The second and final payment (the "Contingent Payment") is expect to be in an amount equal to the excess, if any, of (a) the value of the repurchased Interests, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. Investors whose Interests will be liquidated because they tendered 90% or more of their Interests will receive a Contingent Payment.

The terms of the Note provide that the Balance Due, after payment of the Initial Payment, if any, will be determined and generally paid within approximately 60 days after the Net

Asset Value Determination Date. This amount will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled. You will remain an Investor of the Fund with respect to the portion of your interest in the Fund that you did not tender, if applicable.

Should you have any questions, please call your financial advisor or broker, or you can call Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Sincerely,


ACP Strategic Opportunities Fund II, LLC

EXHIBIT (A)(1)(IV)

                                 PROMISSORY NOTE
               FOR THE OFFER TO PURCHASE FOR CASH UP TO 25% OF THE
             ISSUED AND OUTSTANDING UNITS OF BENEFICIAL INTEREST OF
                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC

Pursuant to the Repurchase Offer, dated January 6, 2006, of up to twenty-five percent (25%) of its units of beneficial interest ("Interests") in the net assets of the Fund issued and outstanding as of January 31, 2006, 2005 (the "Expiration Date"), at a price equal to the respective net asset value of the Interests as of the close of regular trading session of The New York Stock Exchange on the Net Asset Value Determination Date upon the terms and conditions set for in the Repurchase Offer, ACP Strategic Opportunities Fund II, LLC (the "Fund") hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the net asset value of the Interests tendered, determined as of the Net Asset Value Determination Date in accordance with the valuation policy of the Fund, as described in the Fund's Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.

This note entitles the Payee to receive an initial payment, valued in accordance with the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement, in an amount equal to at least 95% of the estimated value of the repurchased Interests, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Interest. An Investor that tenders a partial Interest, which is 90% or more of the Investors Interests, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Interests determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) within 30 days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Interests, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the "Contingent Payment") is expect to be in an amount equal to the excess, if any, of (a) the value of the repurchased Interests, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. This amount will be paid to the Payee via ACH or Check, as per the instructions on the Payee's Letter of Transmittal or as per the settlement instructions of the Payee's Financial Intermediary. Investors whose Interests will be liquidated because they tendered 90% or more of their Interests will receive a Contingent Payment.

Both the Initial Payment and Contingent Payment hereunder shall be paid in cash, PROVIDED, HOWEVER, that if the Fund's Board of Directors determines that payment of all or a portion of the purchase proceeds by a distribution of portfolio securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Investors of the Fund, or such other reasons as provided for in the Fund's Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

Both the Initial Payment and Balance Due of this note shall be made by check or ACH to the Payee, as per the Payee's instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: __________________           ACP Strategic Opportunities Fund II, LLC

                                    By: ____________________________________

EXHIBIT (A)(1)(V)

           FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
             COMPANIES, RETIREMENT PLAN TRUSTEES AND OTHER NOMINEES
                        REGARDING THE REPURCHASE OFFER BY

--------------------------------------------------------------------------------
                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC

--------------------------------------------------------------------------------

                         TO REPURCHASE UP TO 25% OF ITS
          UNITS OF BENEFICIAL INTEREST ("INTERESTS") AT THEIR NET ASSET
                             VALUE PER SHARE IN CASH

To: Brokers, Dealers, Commercial Banks, Trust Companies, Retirement Plan Trustees and Other Nominees ("Financial Intermediaries"):

We are enclosing the material listed below relating to the offer by ACP Strategic Opportunities Fund II, LLC (the "Fund"), to its investors (the "Investors") to repurchase up to 25% of the Fund's shares of beneficial interest (the "Interests") issued and outstanding as of January 31, 2006 (the "Expiration Date") as are properly tendered and not withdrawn on the Expiration Date. The Fund is a Delaware limited liability company, registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

THE REPURCHASE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON THE EXPIRATION DATE, UNLESS EXTENDED.

The Purchase Price to be paid is an amount equal to the net asset value of the tendered Interests of the Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006. An Investor may expect to receive the Repurchase Price for every Interest tendered and accepted, in cash, without interest. The Interests will be repurchased subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which as amended or supplemented from time to time constitute the Repurchase Offer ("Repurchase Offer").

The following documents are enclosed:

(1) Offer to Purchase dated January 6, 2006;
(2) Letter of Transmittal; and
(3) Instructions Form

Please be advised that participation in the Repurchase Offer requires submission of the Instructions Form. All Financial Intermediaries are requested to submit account information on behalf of their clients who choose to participate in the Repurchase Offer. If a client instructs you by telephone to present Interests for redemption, please record the telephone conversation (in accordance with applicable law).

No fees or commissions will be payable to brokers, dealers or other persons under the terms of the Repurchase Offer, although redeeming Investors may be obligated to pay a processing fee to their Financial Intermediary for assistance in transmitting a redemption request.

The Repurchase Offer is not being made to (nor will redemption requests be accepted from or on behalf of) Investors residing in any jurisdiction in which the making of the Repurchase Offer or its acceptance would not be in compliance with the laws of such jurisdiction. To the extent that the securities laws of any jurisdiction would require the Repurchase Offer to be made by a licensed broker or dealer, the Repurchase Offer shall be deemed to be made on the Fund's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NONE OF THE FUND, ITS BOARD OF DIRECTORS, PFPC TRUST COMPANY OR THE INVESTMENT MANAGER TO THE FUND IS MAKING ANY RECOMMENDATION TO ANY INVESTOR WHETHER TO SUBMIT FOR REDEMPTION OR TO REFRAIN FROM SUBMITTING FOR REDEMPTION INTERESTS. THE FUND HAS BEEN ADVISED THAT NO MEMBER OF THE BOARD OF DIRECTORS, PFPC TRUST COMPANY, OFFICER OF THE FUND, OR THE FUND'S INVESTMENT MANAGER WILL PARTICIPATE IN THE REPURCHASE OFFER.

Additional copies of the enclosed material may be obtained from PFPC Trust Company, the Fund's transfer agent, at appropriate addresses and telephone numbers set forth in the Letter of Transmittal. Any questions you have with respect to the Repurchase Offer should be directed to Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Very truly yours,

ACP Strategic Opportunities Fund II, LLC

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR PFPC TRUST COMPANY OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS WITH RESPECT TO THE REPURCHASE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER OF PURCHASE STATEMENT AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE REPURCHASE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED.

EXHIBIT (A)(1)(VI)

                       INSTRUCTIONS REGARDING THE OFFER BY

       ------------------------------------------------------------------
                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC

       ------------------------------------------------------------------

         TO REPURCHASE UP TO 25% OF ITS ISSUED AND OUTSTANDING INTERESTS
                     AT NET ASSET VALUE IN EXCHANGE FOR CASH

          DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT
                         YOUR INTERESTS FOR REDEMPTION.

Please consult with your Financial Intermediary before completing this form.

       ------------------------------------------------------------------

       PFPC TRUST COMPANY MUST RECEIVE YOUR INTERESTS FROM YOUR FINANCIAL INTERMEDIARY NO LATER THAN 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006 (THE
         "EXPIRATION DATE"), UNLESS THE OFFER TO PURCHASE IS EXTENDED).

       ------------------------------------------------------------------

The undersigned acknowledge(s) receipt of the Offer to Purchase, dated January 6, 2006 and the Letter of Transmittal in connection with the offer to Investors by ACP Strategic Opportunities Fund II, LLC (the "Fund"), a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company, to tender their interests for the repurchase of up to 25% of the Fund's shares of beneficial interests (the "Interests") issued and outstanding as of the Expiration Date. The undersigned hereby requests the purchase of the Interests designated below, in accordance with the terms and conditions of the Offer to Purchase and Letter of Transmittal, which together, as amended from time to time constitute the Repurchase Offer.

NUMBER OF INTERESTS TENDERED FOR PARTICIPATION IN REPURCHASE OFFER: _____


---------------------------------          -------------------------------
NAME OF REGISTERED INVESTOR(S)             NAME OF REGISTERED INVESTOR(S)
(Please Type or Print)                     (Please Type or Print)


---------------------------------          -------------------------------
AUTHORIZED SIGNATURE                       AUTHORIZED SIGNATURE


---------------------------------          -------------------------------
TAXPAYER IDENTIFICATION OR                 TAXPAYER IDENTIFICATION OR
SOCIAL SECURITY NUMBER                     SOCIAL SECURITY NUMBER


---------------------------------
DATE